SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 6 - K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the date of November 13, 2003


                                YELL FINANCE B.V.
                 (Translation of Registrant's Name Into English)

          QUEENS WALK, OXFORD ROAD, READING, BERKSHIRE RG1 7PT, ENGLAND
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X          Form 40-F
                                    ---                    ---
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)


                                    Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -______.





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                                EXPLANATORY NOTE

On November 13, 2003, Yell Group plc, the parent of the registrant, issued a press release announcing its financial results for the six months ended September 30, 2003. A copy of the press release, the Operating and Financial Review and Prospects for Yell Finance B.V. at and for the three and six months ended September 30, 2003 and the Financial Statements for Yell Finance B.V. for the three and six months ended September 30, 2003, respectively, are attached to this report.




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                                 EXHIBIT INDEX

Exhibit no.    Description
-----------    -----------

99.1 Press release dated November 13, 2003, regarding Yell Group plc financial results for the six months ended September 30, 2003

99.2 Operating and Financial Review and Prospects for Yell Finance B.V. at and for the three and six months ended September 30, 2003

99.3 Financial Statements for Yell Finance B.V. for the three and six months ended September 30, 2003


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
                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2003


                                            YELL FINANCE B.V.
                                            (Registrant)


                                            By: /s/ John Davis
                                                --------------------------------
                                                Name:  John Davis
                                                Title: Chief Financial Officer





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